FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2004

INTERSHOP Communications Aktiengesellschaft

(Name of Registrant)

INTERSHOP Communications Stock Corporation
(Translation of registrant’s Name into English)

Intershop Tower
07740 Jena
Federal Republic of Germany
(011) 49-3641-50-0
(Address and Telephone Number of registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ]	No [X]

If “Yes”is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Intershop Communications Reports
Fourth Quarter and Full Year 2003 Financial Results

Positive Net Result For the Fourth Quarter 2003

Jena, Germany –February 13, 2004 - Intershop Communications AG (Prime Standard: ISH1, Nasdaq: ISHP) today announced financial results for the fourth quarter and full year 2003, ended December 31, 2003.

Revenue totaled Euro 4.6 million in the fourth quarter of 2003, as compared to Euro 6.5 million in the third quarter of 2003 and Euro 12.0 million in the fourth quarter of 2002. License revenue totaled Euro 1.5 million in the fourth quarter of 2003, as compared to Euro 2.2 million in the third quarter of 2003 and Euro 6.5 million in the fourth quarter of 2002. Revenue for the full year of 2003 totaled Euro 23.2 million, as compared to Euro 45.1 million for the full year of 2002.

Intershop further reduced its total operational cost (cost of revenue plus operating expense) in the fourth quarter of 2003, with total operational cost declining 33% sequentially to Euro 7.2 million. Compared to the fourth quarter of 2002, Intershop reduced its total operational cost by Euro 6.3 million or 47%. Due to significant restructuring and efficiency measures implemented throughout 2003, Intershop reduced its total annual operational cost in 2003 by 39%, to Euro 45.0 million.

As a result of the continued reduction in total operational cost and other income in connection with terminating business operations in France, Intershop recorded Euro 0.1 in net income in the fourth quarter of 2003 million or Euro 0.00 per share, compared to a net loss of Euro 3.8 million or a net loss of Euro 0.17 per share in the third quarter of 2003. In comparison, Intershop’s net loss in the fourth quarter of 2002 was Euro 1.0 million or a net loss of Euro 0.05 per share. For the full year of 2003, Intershop’s net loss totaled Euro 18.6 million or a net loss of Euro 0.90 per share, compared to a net loss of Euro 27.6 million or a net loss of Euro 1.47 per share for the full year of 2002, a year-over-year reduction of 32%.

Total cash including cash, cash equivalents, marketable securities, and restricted cash declined from Euro 10.9 million as of September 30, 2003 to Euro 8.8 million as of December 31, 2003. Total cash includes freely available cash, which decreased from Euro 4.2 million as of September 30, 2003 to Euro 2.6 million as of December 31, 2003.

Operational Highlights for the Fourth Quarter of 2003

  In the fourth quarter of 2003 Intershop continued to focus on empowering enterprises to migrate their disparate e-commerce initiatives onto Intershop’s more powerful Enfinity platform with centralized management. Intershop’s multi-channel e-commerce software Enfinity allows multiple buying and selling channels to be integrated into a single platform, providing an efficient and cost-effective alternative to conventional e-commerce applications. Enfinity thus fosters more efficient relationships with consumers, business partners, and suppliers.

  Intershop sold 10 new Enfinity product family configurations, including Enfinity platforms and solutions during the fourth quarter. In total, 456 Enfinity configurations have been sold globally as of December 31, 2003.

  Intershop customers in the fourth quarter of 2003 included HP, MAN, Otto, Deutsche Telekom, DaimlerChrysler Group subsidiary Smart GmbH, and KarstadtQuelle Group subsidiary Itellium Systems and Services GmbH.

  In the fourth quarter of 2003, Intershop implemented e-commerce solutions for retailer Jelmoli Versand AG, a subsidiary of the Swiss Heine Group, and SportScheck GmbH, a leading German sporting goods retailer, among others.

  Intershop’s Enfinity-based software solutions continue to be an important driver of electronic commerce. According to industry analysis performed by Nielsen//NetRatings in September 2003, four out of five German online shops ran on Intershop’s Enfinity solutions, including heavily visited websites such as Otto.de, Tchibo.de, T-Com.de, and Quelle.de.

  Intershop employed 278 full-time equivalent employees as of December 31, 2003, compared to 326 full-time equivalent employees as of September 30, 2003. The sequential reduction in headcount is largely due to the completion of restructuring measures announced on July 2, 2003. These measures included the termination of business operations in France, the transfer of Intershop’s sales activities to local distributors in Sweden, Norway, and Denmark as well as reductions in the number of full-time employees in Germany. Furthermore, Intershop has transferred its sales and marketing operations in the United Kingdom to a local distributor, effective January 1, 2004.

Management Review

Dr. Juergen Schoettler, Chief Executive Officer commented, “Faced with challenging market conditions, Intershop ended the fourth quarter of 2003 with total revenues of Euro 4.6 million, resulting in full year 2003 total revenue of Euro 23.2 million. In response to the lower sales levels, Intershop has realigned the Company’s business operations throughout 2003. In the course of these restructurings, Intershop shifted its European sales activities outside Germany to local distributors and reduced its total operational expenses by 39% year over year. As a result, Intershop reduced its full year 2003 net loss by 32% year over year.”

“Stabilizing the Company’s cash position and generating positive operating cash flows remain top priorities. Parallel to these efforts, the Company is exploring external funding opportunities from financial as well as strategic investors. Through these activities and by executing on the planned delisting of Intershop’s American Depositary Receipts (ADRs) from the Nasdaq National Market on February 17, 2004, we expect to facilitate our search for potential investors while at the same time further reducing operational costs.”

“Looking ahead, Intershop will launch Enfinity Suite 6, the latest version of its multi-channel e-commerce software, on March 18, 2004 at CeBIT in Hannover, Germany. The new Enfinity Suite 6 package will include six function modules, which could be deployed as a unified commerce solution or as separate applications, including: Consumer Channel, Business Channel, Partner Channel, Supplier Channel, Procurement Channel, and Content Channel. Each individual package will be optimized for the use of web services and fully supports both Linux and blade systems. With Enfinity Suite 6, Intershop continues its tradition as an innovator in e-commerce software.”

Business Outlook

Based on a reduced total operational cost base achieved in 2003 and against the backdrop of renewed signs of a recovery in corporate IT spending patterns in 2004, the Company expects to break even on an annual net income basis in 2004.

About Intershop

Intershop Communications AG (Nasdaq: ISHP; Prime Standard: ISH1) is a leading provider of software solutions that help organizations evolve their trading relationships with consumers and business partners online. Founded in 1992, Intershop has a long tradition of driving innovation in e-commerce by automating and simplifying sales and buying processes. Intershop Solutions enable organizations to consolidate and manage unlimited online commerce channels on a single platform. As a result, Intershop customers benefit from reduced operating expenses and competitive advantages in their online sales activities. More than 300 enterprise customers worldwide, including Hewlett-Packard, BMW and Homebase, run Intershop Solutions. Four of the five largest e-commerce sites in Germany rely on Intershop Solutions: Otto, Tchibo, Deutsche Telekom, and Quelle. Intershop is headquartered in Jena, Germany, and has branch offices in the United States, Europe and Asia. More information about Intershop can be found on the Web at http://www.intershop.com.

Investor Relations:

Klaus F. Gruendel
T: +49-3641-50-1307
F: +49-3641-50-1002
k.gruendel@intershop.com

Press:

Dana Schmidt
T: +49-3641-50-1000
F: +49-3641-50-1002

d.schmidt@intershop.com

This news release contains forward-looking statements regarding future events or the future financial and operational performance of Intershop. Actual events or performance may differ materially from those contained or implied in such forward-looking statements. Risks and uncertainties that could lead to such difference could include, among other things: Intershop's limited operating history, the unpredictability of future revenues and expenses and potential fluctuations in revenues and operating results, significant dependence on large single customer deals, consumer trends, the level of competition, seasonality, risks related to electronic security, possible governmental regulation, and general economic conditions. Additional information regarding factors that potentially could affect Intershop's business, financial condition and operating results is included in Intershop's filings with the Securities and Exchange Commission, including the Company's Form 20-F dated June 6, 2003.

Intershop Communications AG Consolidated Balance Sheets (U.S.GAAP) (in thousands €, except share and per-share amounts)
	December 31,	December 31,
	2003	2002
	(unaudited)
ASSETS	€	€
Current assets
Cash and cash equivalents	2,611	11,303
Marketable securities	-	4,172
Restricted cash	6,190	7,073
Trade receivables, net of allowances for doubtful accounts of
€5,254 at December 31, 2003 and €7,511 at December 31, 2002, respectively	3,418	11,131
Prepaid expenses and other current assets	1,297	7,427
Total current assets	13,516	41,106
Property and equipment, net	1,106	4,301
Other assets	557	2,268
Goodwill	4,473	4,473
Total assets	19,652	52,148

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Current debt and current maturities of long-term debt	-	98
Accounts payable	249	840
Accrued restructuring costs	2,657	4,881
Other accrued liabilities	3,827	13,472
Deferred revenue	5,058	6,295
Total current liabilities	11,791	25,586
Long-term liabilities, net of current portion	-	152
Deferred revenue	23	38
Total liabilities	11,814	25,776

Shareholders' equity
Common share, stated value €1-authorized: 78,567,219 shares;
outstanding: 22,035,299 shares at December 31, 2003 and 19,306,400
shares at December 31, 2002, respectively	22,035	19,306
Accumulated deficit	(17,245)	4,124
Accumulated other comprehensive income	3,048	2,942
Total shareholders' equity	7,838	26,372
Total liabilities and shareholders' equity	19,652	52,148

Intershop Communications AG Consolidated Statements of Operations (U.S.-GAAP) (In thousands €, except per-share amounts, unaudited)
	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2003	2002	2003	2002
	€	€	€	€
Revenues
Licenses	1,484	6,493	6,505	22,462
Services, maintenance, and other	3,134	5,462	16,654	22,635
Total revenues	4,618	11,955	23,159	45,097

Cost of revenues
Licenses	127	115	523	1,288
Services, maintenance, and other	2,139	3,751	11,522	17,814
Total costs of revenues	2,266	3,866	12,045	19,102

Gross profit	2,352	8,089	11,114	25,995

Operating expenses
Research and development	1,275	1,421	6,260	7,225
Sales and marketing	1,308	6,975	14,181	29,363
General and administrative	1,986	1,313	8,964	12,760
Restructuring costs and asset impairment	335	(115)	3,554	5,326
Total operating expenses	4,904	9,594	32,959	54,674

Operating loss	(2,552)	(1,505)	(21,845)	(28,679)

Other income (expense)
Interest income	406	218	609	651
Interest expense	-349	(7)	-374	(31)
Other income (expense), net	2,579	257	2,970	504
Total other income (expense)	2,636	468	3,205	1,124

Net loss	84	(1,037)	(18,640)	(27,555)
Basic and diluted result per share	0.00	(0.05)	(0.9)	(1.47)

Shares used in computing:
For basic and diluted result per share	22,035	19,306	20,749	18,731

Intershop Communications AG Consolidated Statements of Cashflows (U.S.GAAP) (in thousands €, unaudited)
	Year Ended December 31,
	2003	2002

	€	€
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(18,640)	(27,555)
Adjustments to reconcile net loss to cash used in operating activities
Depreciation and amortization	3,181	9,115
Non-cash effects from deconsolidation	(2,521)
Provision for doubtful accounts	(1,595)	(4,686)
(Gain) loss on disposal of marketable securities	(40)	152
(Gain) Loss on disposal of property and equipment	(114)	689
Changes in operating assets and liabilities
Accounts receivable	8,660	4,809
Prepaid expenses and other current assets	5,844	2,497
Other assets	1,599	1,104
Accounts payable	(483)	(2,643)
Deferred revenue	(504)	818
Accrued restructuring costs	(1,455)	(5,773)
Accrued expenses and other liabilities	(7,283)	(1,270)
Net cash used in operating activities	(13,351)	(22,743)
CASH FLOWS FROM INVESTING ACTIVITIES:
Restricted cash	882	800
Proceeds on disposal of equipment	286	536
Purchases of property and equipment, net of capital leases	(368)	(670)
Proceeds from sale of marketable securities	8,294	47,541
Purchases of marketable securities	(4,162)	(32,498)
Net cash (used in) provided by investing activities	4,932	15,709
CASH FLOWS FROM FINANCING ACTIVITIES
Cash received for unregistered stock	-	10,005
Net cash provided by financing activities	-	10,005
Effect of change in exchange rates on cash	(273)	(775)
Net change in cash and cash equivalents	(8,692)	2,196
Cash and cash equivalents, beginning of period	11,303	9,107
Cash and cash equivalents, end of period	2,611	11,303

Intershop Communications AG Consolidated Statement of Shareholders’ Equity (in thousands €, except share data)
	Common Shares	Common Shares Stated Value	APIC	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Shareholders’ Equity
Balance, January 1, 2001	88,003,016	88,003	168,585	(84,329)	1,709	173,969
Other comprehensive loss:
Net loss				(131,798)		(131,798)
Foreign currency translation adjustments					837	837
Unrealized gain (loss) on available for sale security, net					348	348
Comprehensive loss						(130,613)
Exercise of stock options	188,306	188	330			518
Appropriation of paid in capital			(155,495)	155,495
Balance, December 31, 2001	88,191,322	88,191	13,420	(60,632)	2,894	43,874
Other comprehensive loss:
Net loss				(27,555)		(27,555)
Foreign currency translation adjustments					157	157
Unrealized gain (loss) on available for sale security, net					(109)	(109)
Comprehensive loss						(27,507)
Exercise of stock options	6,678	7	(3)			4
Private placement of common stock, net	8,334,000	8,334	1,667			10,001
Allocation of par value resulting from reverse stock split	(77,225,600)	(77,226)	77,226
Appropriation of additional paid-in capital			(92,310)	92,310
Balance, December 31, 2002	19,306,400	19,306	-	4,124	2,942	26,372
Other comprehensive loss:
Net loss (unaudited)				(18,640)		(18,640)
Foreign currency translation adjustments (unaudited)					(83)	(83)
Unrealized gain (loss) on available for sale security, net (unaudited)					189	189
Comprehensive loss						(18,534)
Conversion of common stock of subsidiary
to common stock of parent (unaudited)	2,499,999	2,500		(2,500)
Conversion of preferred stock of subsidiary
to common stock of parent (unaudited)	228,900	229		(229)
Balance, December 31, 2003	22,035,299	22,035		(17,245)	3,048	7,838

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERSHOP Communications Aktiengesellschaft

Date: February 13, 2004	By: /s/ Dr. Juergen Schoettler
Dr. Juergen Schoettler
Chief Executive Officer
(Vorstandsvorsitzender)